UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Alpine Immune Sciences, Inc.

(Name of Subject Company)

Alpine Immune Sciences, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

02083G100

(CUSIP Number of Class of Securities)

Mitchell H. Gold, M.D.

Executive Chairman and Chief Executive Officer

Alpine Immune Sciences, Inc.

188 East Blaine Street, Suite 200

Seattle, Washington 98102

(206) 788-4545

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Effie Toshav, Esq.

Douglas N. Cogen, Esq.

Robert A Freedman, Esq.

Amanda L. Rose, Esq.

Victoria A. Lupu, Esq.

Chelsea Anderson, Esq.

Fenwick & West LLP

555 California Street, 12th Floor

San Francisco, CA 94104

(415) 875-2300

Paul Rickey Chief Financial Officer Alpine Immune Sciences, Inc. 188 East Blaine Street, Suite 200 Seattle, Washington 98102 (206) 788-4545

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of Alpine Immune Sciences, Inc., a Delaware corporation (the “Company” or “Alpine”), by Vertex Pharmaceuticals Incorporated, a Massachusetts corporation (“Vertex”) and Adams Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Vertex (“Purchaser”), pursuant to the terms of the Agreement and Plan of Merger dated April 10, 2024, by and among the Company, Vertex and Purchaser (the “Merger Agreement”):

•	Joint Press Release, dated April 10, 2024 (Exhibit 99.1).

•	Press Release, dated April 10, 2024 (Exhibit 99.2).

Cautionary Notice Regarding Forward-Looking Statements

This communication contains forward-looking statements relating to the proposed acquisition of Alpine by Vertex. These forward-looking statements are not based on historical fact and include statements regarding the ability of Alpine and Vertex to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer (the “offer”) contemplated thereby and the other conditions set forth in the Merger Agreement, statements about the expected timetable for completing the transaction, Alpine and Vertex’s beliefs and expectations and statements about the benefits sought to be achieved by Vertex’s proposed acquisition of Alpine, the potential effects of the acquisition on both Alpine and Vertex, and the possibility of any termination of the Merger Agreement. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions and include words such as “may,” “will,” “should,” “would,” “expect,” “plan,” “intend,” and other similar expressions, among others. These forward-looking statements are based on current assumptions that involve risks, uncertainties, and other factors that may cause actual results, events, or developments to be materially different from those expressed or implied by such forward-looking statements. These risks and uncertainties, many of which are beyond our control, include, but are not limited to future events and trends that Alpine believes may affect the financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs of Alpine. There can be no guarantee that such expectations and projections will prove accurate in the future.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of Alpine’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger and the offer contemplated thereby may not be satisfied or waived; the effects of disruption from the transactions contemplated by the Merger Agreement on Alpine’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability. Moreover, Alpine operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. Although Alpine believes that the expectations reflected in such forward-looking statements are reasonable, it cannot guarantee future events, results, actions, levels of activity, performance or achievements, business and market conditions, the timing and results of any developments and whether the conditions to the closing of the proposed acquisition are satisfied on the expected timetable or at all. Other risks that may affect the future results of Alpine and Vertex are identified in their respective filings with the Securities and Exchange Commission (the “SEC”). These forward-looking statements speak only as of the date they are made, and Alpine and Vertex undertake no obligation to update forward-looking statements, and readers are cautioned not to place undue reliance on such forward-looking statements.

Additional Information about the Acquisition and Where to Find It

The offer referenced in this communication has not yet commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Vertex and the Purchaser will file with the SEC upon commencement of the offer. A solicitation and offer to buy outstanding shares of Alpine will only be made pursuant to the tender offer materials that Vertex and the Purchaser intend to file with the SEC. At the time the offer is commenced, Vertex and the Purchaser will file with the SEC tender offer materials on Schedule TO, and Alpine will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF ALPINE ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS OF ALPINE SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES OF COMMON STOCK IN THE OFFER. The tender offer materials (including the Offer to Purchase and the related Letter of Transmittal) will be made available to all stockholders of Alpine at no expense to them under the “Investors” section of Vertex’s website at https://investors.vrtx.com/financial-information/sec-filings or by email at Investorinfo@VRTX.com, or by directing requests for such materials to the information agent for the offer, which will be named in the tender offer materials, and (once they become available) the tender offer materials as well as the Solicitation/Recommendation Statement will be mailed to the stockholders of Alpine free of charge. Copies of the documents filed with the SEC by Alpine will be available free of charge on Alpine’s website, ir.alpineimmunesciences.com, or by contacting Alpine’s investor relations department at ir@alpineimmunesciences.com. The information contained in, or that can be accessed through, Vertex’s website and Alpine’s website is not a part of or incorporated by reference herein. The tender offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will also be made available for free on the SEC’s website at www.sec.gov. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Vertex and Alpine file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read any reports, statements, or other information filed by Vertex and Alpine with the SEC for free on the SEC’s website at www.sec.gov.